

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 10, 2009

Gary R. Larsen
Chief Financial Officer
AuthenTec, Inc.
100 Rialto Place, Suite 100
Melbourne, FL 32901

> **Re:** **AuthenTec, Inc.**
> **Form 10-K for the Fiscal-Year ended January 2, 2009**
> **Filed March 18, 2009**
> **File No. 001-33552**

Dear Mr. Larsen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant